SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 23, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

sabesp

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ): 43.776.517/0001-80
Company Registry (NIRE): 35.300.016.831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, pursuant to CVM Instruction 358 of January 3, 2002, and amendments thereto, hereby informs its shareholders and the market in general that, on December 22, 2015, the Board of Directors, in accordance with item 4 of Article 13 of the Bylaws, having the Executive Board been heard, authorized the Company to request from ARSESP to ratify the continuity and updating of the Water Consumption Reduction Incentive Program through the Bonus grant to the Water and Sewage Bill, as well as the continuity of the Contingency Tariff:

A) Extension of the Water Consumption Reduction Incentive Program through the Bonus grant to the Water and Sewage Bill (Bonus) until the end of 2016 or until there is more predictability regarding the water situation, with the updating of the reference consumption figure (the average consumption of each consumer in the period between February/2013 and January/2014), under the following terms:

1.    The updated reference consumption of each customer will be obtained by multiplying the initial reference consumption by 0.78.

2.    The updating factor of 0.78 is the result of dividing the total consumption of the population served by Sabesp in the Metropolitan Region of São Paulo in the recent period (October/2014 to September/2015) by the corresponding consumption in the initial period (February/2013 to January/2014).

3.    This update will be applied to consumptions measured as of February 1, 2016.

4.    Other rules and conditions of this program will be maintained, including  the bonus ranges of 10%, 20% and 30%.

sabesp

B) Contingency Tariff:

Contingency tariff extension until the end of 2016 or until there is more predictability regarding the water situation, with the maintenance of the current rules and conditions, including the bonus ranges and reference consumption.

São Paulo, December 23, 2015.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 23, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.